March 2, 2009

Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Rexahn Pharmaceuticals, Inc.
Item 4.01 Form 8-K
Filed February 23m 2009
File No. 001-34079

Dear Ms. Akins:

We are in receipt of your letter dated February 25, 2009 providing comments on the referenced filing for Rexahn Pharmaceuticals, Inc. (the “Company”).

We are concurrently filing via EDGAR Amendment No. 1 to Form 8-K, and for the convenience of the staff of the Securities and Exchange Commission (the “Staff”), we are providing by overnight delivery copies of this letter and marked copies of Amendment No. 1.  Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses.

1.
With respect to paragraph (iv), please amend your filing to filing to explicitly state whether during the Company's two most recent fiscal years and all subsequent interim periods through February 19, 2009 there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Per the conversation you had with Monica Klein, the Company’s counsel, on February 27, 2009, we believe no change is necessary as the current disclosure includes the subsequent interim periods through the resignation.

Tabatha Akins
March 2, 2009
Page

2.	Please amend your filing to make the following revisions to your disclosure;

a.
Your reference to the "including all subsequent interim periods" is too vague.  Please amend your filing to explicitly state whether, during your past two fiscal years through the date of engagement (February 20, 2009), you consulted Parente Randolph, LLC regarding any of the matters outlined in Item: 304(a)(2) of Regulation S-K.

As requested by the Staff, the Company has revised the disclosure.

b.	With respect to the paragraph (i), please revise your disclosure to state "the application of accounting principles to a specified transaction, either completed or proposed".

As requested by the Staff, the Company has revised the disclosure.

c.
With respect to the paragraph (ii), please revise your disclosure to state "Any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v))".

As requested by the Staff, the Company has revised the disclosure.

3.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, lazar Levine & Felix LLP, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

The Company has included an updated letter from the former accountants.

Tabatha Akins
March 2, 2009

In connection with responding to the Staff’s comments in the February 25, 2009 letter, the Company acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to Monica Klein in the envelope provided.

We believe that the foregoing adequately responds to your correspondence and questions.  Please direct your questions or comments to Beth Hughes (703/760-1649).  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to Monica Klein’s attention at 730/821-8949.

Very truly yours,

/s/ Ted T.H. Jeong
Ted T.H. Jeong
Chief Financial Officer
Rexahn Pharmaceuticals, Inc.